SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 2)

_______________________

RAIT FINANCIAL TRUST

(Name of Issuer)

Common Shares of Beneficial Interest, $.03 par value per share

(Title of Class of Securities)

749227609

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 7

CUSIP No. 749227609	13D	Page 2 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,405,319
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 7,405,319
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,405,319
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749227609	13D	Page 3 of 7

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person - 0 -
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 749227609	13D	Page 4 of 7

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D filed by Charles Frischer on March 5, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on April 5, 2018 (the “13D”) with respect to the Common Stock, par value $0.03 per share (the “Shares”) of RAIT Financial Trust, a real estate investment trust (the “Issuer”). The principal executive offices of the Issuer are located at Two Logan Square, 100 N. 18th Street, 23rd Floor, Philadelphia, PA 19103. Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 shall be deleted in its entirety and replaced with the following:

The total amount of funds required to acquire the Shares acquired by Mr. Frischer was $3,408,925. Mr. Frischer used personal funds and funds in his IRA to acquire his Shares.

The Partnership has not purchased any Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 shall be deleted in its entirety and replaced with the following:

(a) and (b) Beneficial ownership

As of the date of this Schedule 13D, Mr. Frischer directly or through his IRA owns 7,405,319 Shares and the Partnership owns 0 Shares. Accordingly, Mr. Frischer beneficially owns 7,405,319 Shares representing approximately 8.0% of the outstanding Shares. The percentage set forth above and on the cover pages hereto represent the percentage of the outstanding Shares based on a total of 92,560,068  Shares outstanding at May 2, 2018, which amount is derived from the amount reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018.

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

CUSIP No. 749227609	13D	Page 5 of 7

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 shall be amended by adding the following paragraph thereto:

On May 11, 2018, the Partnership and the Issuer signed a letter (the “Letter”) which provided that the Issuer would exempt (the “Exemption”) the Partnership from the ownership limit contained in the Issuer’s Declaration of Trust providing that no person may own more than 8.3% of its outstanding Shares or more than 9.8% of any of its 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series A Preferred Shares”), 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series B Preferred Shares”) and 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series C Preferred Shares,” and, together with the Series A Preferred Shares and the Series B Preferred Shares, the “Preferred Shares”). The Exemption exempts the Partnership from this ownership limit for holding Shares and Preferred Shares that the Partnership intends to purchase on or after May 11, 2018 in amounts which, when added to the Shares and Preferred Shares owned by Mr. Frischer and certain of his affiliated entities at the time of any such acquisition, does not exceed an amount (with respect to each class of shares to be acquired) equal to 20.0% of the outstanding number of Shares (with respect to Shares to be acquired) and an amount equal to up to 20.0% of the outstanding number of each series of Preferred Shares (with respect to each series of Preferred Shares to be acquired), respectively, at any time and from time to time. The above summary of the Letter does not purport to be complete and is qualified in its entirety by the Letter attached to the Issuer’s Form 8-K filed on May 11, 2018 as Exhibit 10.1 and incorporated by reference herein.

Item 7. Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D

2.	Letter dated as of May 11, 2018 from Libby Frischer Family Partnership to RAIT Financial Trust and Ledgewood, P.C., incorporated by reference to the Exhibit 10.1 to the Issuer’s Form 8-K filed on May 11, 2018

CUSIP No. 749227609	13D	Page 6 of 7

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  May 15, 2018

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 749227609	13D	Page 7 of 7

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share
3/29/2018	18,396	0.16
4/30/2018	80,000	0.18
5/1/2018	327,404	0.18
5/3/2018	55,469	0.17
5/8/2018	521,388	0.17
5/9/2018	82,642	0.17
5/10/2018	396,420	0.17